Emeco Holdings Limited

4 February 2009

Suppl

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09045375

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 4 February 2009 – Notice of initial substantial holder – Barclays Group*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

PROCESSED
MAR 2 2009 E
THOMSON REUTERS

Sincerely

M.Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

RECEIVED

2009 FEB 19 A 11:2?

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	04-Feb-2009
Time	16:13:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 603 - Becoming a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Emeco Holdings Limited (EHL)**
ACN/ARSN **112 188 815**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 02 February 2009.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	33,146,401	33,146,401	5.26%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 33,146,401

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 33,146,401

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $0.177	Ordinary 33,146,401

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Secretary
Barclays Global Investors Australia

4 February 2009
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant Interest in Emeco Holdings Limited (EHL) held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
EHL	Emeco Holdings Limited	Barclays Global Investors, N.A.	1,041,551	0.17
EHL	Emeco Holdings Limited	Barclays Global Fund Advisors	615,648	0.10
EHL	Emeco Holdings Limited	Barclays Capital Securities Ltd	2,186,611	0.35
EHL	Emeco Holdings Limited	Barclays Global Investors Australia Ltd	29,302,591	4.64
			33,146,401	**5.26**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in EHL as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in EHL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in EHL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Secretary
Barclays Global Investors Australia

4 February 2009
Date

Emeco Holdings Limited

3 February 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 2 February 2009 – Notice of initial substantial holder – IOOF Holdings Limited*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

2009 FEB 19 AM 10:24

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	02-Feb-2009
Time	16:13:48
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of initial substantial holder from IFL

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To: Emeco Holdings Ltd
ACN: 112 188 815
ASX Code: EHL

1. Details of substantial holder

Name: IOOF Holdings Limited
ACN: 100 103 722

This notice is given by IOOF Holdings Limited on behalf of itself and its subsidiaries.

The holder became a substantial shareholder on: 29/01/2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder is as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Ordinary	34,297,428	34,297,428	5.433%

3. Details of present registered holders

The persons registered as holders of the securities are as follows:

Holder	Registered holder of securities	Person Entitled to be holder	Nature of relevant interest	Class & Number (Ord)	Person's votes
Perennial Investment Partners Limited (ACN 087 901 620)	State Street		Investment Manager	2,463,417	2,463,417

Perennial Investment Partners Limited (ACN 087 901 620)	NAB Custodian Services		Investment Manager	11,658,128	11,658,128
Perennial Investment Partners Limited (ACN 087 901 620)	JP Morgan		Investment Manager	6,163,477	6,163,477
Perennial Investment Partners Limited (ACN 087 901 620)	Citigroup		Investment Manager	14,012,406	14,012,406

4. Consideration

The consideration paid for each relevant interest and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Date	*Person*	*Nature*	*Consideration*	*Class & number (ord)*	*Person's votes*
21/08/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	$ 3,159.45	- 11,108	- 11,108
3/09/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 929,677.04	1,998	1,998
30/09/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 41,006.01	55,000	55,000
7/10/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 1,450,004.30	2,000,000	2,000,000
29/10/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 1,450,004.30	221,042	221,042
13/11/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 858,998.32	- 1,307,724	- 1,307,724
14/11/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Sold on market	-$ 858,998.32	228,335	228,335
19/12/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 260,582.82	1,000,000	1,000,000
22/12/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 260,582.82	5,798,488	5,798,488
29/12/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 2,999.51	11,091	11,091
30/12/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 128,191.17	11,470	11,470
31/12/2008	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 128,191.17	450,000	450,000
15/01/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 472,894.20	1,000,000	1,000,000
29/01/2009	Perennial Investment Partners Limited (ACN 087 901 620)	Purchased on market	$ 472,894.20	2,858,511	2,858,511

5. Associates

Name & ACN	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Emeco Holdings Limited	Ground Floor , 10 Ord Street , WEST PERTH , WA, AUSTRALIA, 6005
IOOF Holdings Limited	Level 29, 303 Collins Street Melbourne VIC 3000
Perennial Investment Partners Limited	Level 29, 303 Collins Street Melbourne VIC 3000

END